February 2, 2011

Melissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Duru:

On behalf of Novartis AG (“Novartis”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated January 21, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed on December 23, 2010.

This letter, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and Amendment No.1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) are being filed with the Commission electronically via EDGAR today.  These amendments reflect the responses to the comments of the Staff as set forth in the Comment Letter.  In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of the Amended Registration Statement and the Amended Schedule 13E-3, each marked to indicate changes from the Registration Statement and Schedule 13E-3, respectively, filed on December 23, 2010.

Set forth below are the Staff’s comments contained in the Comment Letter, and immediately following each comment is the response.  All references to page numbers in our response are to the pages in the marked version of the Amended Registration Statement.

We are available at your convenience to discuss any comments or questions.  Thank you in advance for your consideration.

Schedule 13e-3

General

1.                                      Based on disclosure of the background to the merger, it would appear that Dr. Vasella was a part of the initiation and structuring of the going private transaction in his role as Chairman of the Board of Novartis and while serving as a director and then Chairman of the Board of Alcon.  We remind you that Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosure.  Please revise to include Dr. Vasella as a filing person or advise.  For guidance, please refer to Compliance and Disclosure Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response:

Dr. Vasella was not an affiliate who “controlled” Alcon for Rule 13e-3 purposes:

We have considered whether Dr. Vasella is an affiliate engaged in the transaction within the meaning of Rule 13e-3 and we believe that he is not.  Our conclusion is based on our view that Dr. Vasella’s role as a director of Alcon and Chairman of the Alcon Board (since October 2010) was not material to the negotiation of the transaction.  Among other things, we note that Alcon had a robust Independent Director Committee in place since December 2008 in accordance with its Organizational Regulations.  The Independent Director Committee actively asserted its authority in responding to Novartis on behalf of Alcon during the entire course of the negotiations.  In addition, Dr. Vasella recused himself from deliberations and voting of the Alcon Board with respect to the transaction, including the decision of the Alcon Board to recommend the transaction to Alcon shareholders.  Dr. Vasella neither possessed nor exercised any “control” over Alcon for the purposes of Alcon’s negotiation and consideration of the transaction.  Indeed, the impasse between the Independent Director Committee and Novartis (closely identified with Dr. Vasella) was featured prominently in the press over a period of almost a year.

Staff’s published interpretations do not require Dr. Vasella to file Schedule 13E-3:

We have carefully reviewed Compliance and Disclosure Interpretation 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions (“C&DI 201.05”), and we believe that the facts involving Dr. Vasella are quite different from the typical scenario where an executive of a target company being acquired in the going-private transaction is deemed to be functionally also on the acquirer-side of the transaction for Schedule 13E-3 purposes because of his or her expectation of an equity interest or management control post-acquisition.

Dr. Vasella is and was incontrovertibly on the acquirer-side of the transaction from the outset and his role as a director (and then, very late in the process, Chairman) of Alcon was immaterial to, and did not affect or relate to, the arm’s-length negotiations that led to the merger agreement or the recommendation of the Independent Director Committee.  Moreover, unlike an executive participating in a going-private transaction, Dr. Vasella had no significant equity or other financial interest in the target.  Stated differently, these facts are the opposite of the normal situation that C&DI 201.05 was intended to address and, after careful consideration, we believe that Dr. Vasella should not be required to file a Schedule 13E-3.

2.                                      We note the disclosure throughout the prospectus that Mr. Buehler recused himself from the vote approving the merger transaction.  Revise to identify Mr. Buehler and the conflict that led to the decision to recuse himself from the vote on the merger each time reference is made to the recusal.  Also, supplementally advise us of any involvement Mr. Buehler had in the initiation, negotiation, or structuring of the merger transaction and the negotiation of post-merger employment and/or benefits.  Your analysis should also address whether Mr. Buehler should be considered an affiliate engaged in the going private transaction.  Please refer to the guidance cited to in our prior comment.

Response:

We have complied with the comment to identify Mr. Buehler and the conflict that led to the decision to recuse himself from the vote on the merger each time reference is made to the recusal.  See the “Letter to Shareholders”; Page 11 under “Does the Alcon Board recommend the approval of the merger agreement?”; Page 15 under “The Annual General Meeting of Shareholders—Item 1”; the paragraph on Page 19 under “Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger” beginning with “The Alcon Board, by actions taken...”; the paragraph on Page 47 under “Special Factors—Background of the Merger” beginning with “On December 14,…”; Page 59 and Page 63 under “Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”; and Page 98 under “The Annual General Meeting of Alcon Shareholders—Item 1”.

Novartis and Alcon considered whether Mr. Buehler was an affiliate of Alcon engaged in the transaction within the meaning of Rule 13e-3 and concluded that he was not.  In reaching this conclusion, Novartis and Alcon considered C&DI 201.05.  Mr. Buehler’s role was very different than that contemplated by C&DI 201.05, which is concerned with an individual sitting “on both sides” of a transaction.  To the contrary, Mr. Buehler did not “control” either Alcon or Novartis with respect to this transaction.  The terms of the merger were negotiated with Novartis without the participation of Mr. Buehler, who holds less than 1% of Alcon’s common stock and recused himself from deliberating and voting on the merger in his capacity as a member of the Alcon Board.  Moreover, following the merger, Mr. Buehler will hold less than 1% of the common stock of Novartis and will not serve as a director of the surviving company.  While it is anticipated that Mr. Buehler will serve as Head of the Novartis eye care division after the merger, this position only confers authority to supervise the operations of one of five Novartis divisions and would not constitute “control” over Novartis.

Mr. Buehler’s involvement in the initiation, negotiation and structuring of the merger transaction and the negotiation of post-merger employment and/or benefits was limited to reviewing and commenting on drafts of the merger agreement, which includes provisions addressing the treatment of Alcon employees and directors generally, and consultation with other members of Alcon’s management team regarding terms of the merger agreement.  Mr. Buehler also discussed transition issues implicated by the proposed merger with Novartis management and other members of Alcon’s management team.  Mr. Buehler did not participate in any direct negotiations with Novartis or its advisors regarding the terms of the merger, nor did Mr. Buehler participate in or exert influence over the deliberations of or communications by the Alcon Independent Director Committee at any stage in the process.  In addition, in January of 2010, Mr. Buehler was offered the position of Head of the Novartis eye care division if the proposed merger were to be consummated, but has not negotiated any compensation, benefits or other material terms associated with such employment.

3.                                      Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the other filing parties, and this fact should be reflected in the disclosure.  Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party.  In addition, ensure that each new filer signs the Schedule 13E-3.

Response:

We acknowledge your comment.  We believe that neither Dr. Vasella nor Mr. Buehler should be considered a “filing person” for Schedule 13E-3 purposes (see supplemental responses to Comment Nos. 1 and 2 of the Staff above).

4.                                      Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the front of the prospectus.  See Exchange Act Rule 13e-3(e)(1)(ii).

Response:

We believe that all information required by items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in the “Special Factors” section in the front of the prospectus. However, we have amended Schedule 13E-3 to ensure that the information required by Items 7, 8 and 9 of Schedule 13E-3 only cross-references information in the “Special Factors” section.

Form F-4

Questions & Answers, page 3

5.                                      In addition to the Q&A you include on page 5 regarding appraisal rights, please include a question and answer in the forefront of the Q&A that informs shareholders of the consequences of voting against the merger.

Response:

We have complied with this comment.  See Pages 7 and 8 for the Q&A titled “What are the consequences of voting against the merger in connection with the exercise of appraisal rights?”.

6.                                      Further to our comment above.  Please supplement disclosure on page 84 regarding the procedure and process under Swiss law for purposes of exercising appraisal rights.  For example, revise to include a brief description of the valuation reference points that may be considered under Swiss law with respect to the value of the Alcon shares.

Response:

We have complied with this comment.  See Page 92 for the discussion in the second and third paragraphs under the caption “Appraisal Rights”.

What will I receive in the merger...,” page 3

7.                                      Please revise to more succinctly and clearly explain the merger consideration receivable.  For example, provide a hypothetical example to demonstrate the potential components of the merger consideration receivable in the event the Novartis share value is equal to, less than or greater than $60 on the relevant measurement date.  Also, revise to include a cross reference to disclosure regarding the risk associated with fluctuations in value of Novartis shares between the date of the meeting and the completion of the merger.

Response:

We have complied with this comment.  See Page 4 and Page 105 for a table titled “Hypothetical Merger Consideration per Alcon share”.

When is the merger expected to be completed..., page 6

8.                                      Whenever the voting requirements to approve the merger are discussed, please revise to reference the percentage of outstanding securities held by Novartis and its intention to vote all of its shares to approve the merger.

Response:

We have complied with this comment.  See the “Letter to Shareholders”, Page 8 under “When is the merger expected to be completed?”, Page 11 under “What shareholder approvals are required to approve the merger agreement?”, Page 16 under “Vote Required; Voting Agreements; Novartis Ownership”), Page 101 under “Vote Required; Voting Agreements; Novartis Ownership” and Page 108 “Meetings of Shareholders”.

Summary, page 11

9.                                      The summary term sheet should be in bullet point format and should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the prospectus.  See Item 1001 of Regulation M-A. Please revise your term sheet accordingly.  Also, consider combining the existing summary term sheet section with the Question and Answer section that precedes it.

Response:

We respectfully submit that the current form of the summary term sheet is sufficient to meet the requirements of Item 1 of Schedule 13E-3, which states that a summary term sheet in bullet point format is required pursuant to Item 1001 of Regulation M—A unless information is disclosed in a prospectus that meets the requirements of Rule 421(d) of the Securities Act of 1933, as amended.  We respectively submit that the prospectus forming a part of the registration statement, in particular the summary and risk factor sections thereof, satisfies the plain English writing principles of Rule 421(d)(2).

Selected Historical Financial Data, page 21

10.                               We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the prospectus.  For example, but without limitation, you do not appear to have disclosed the ratio of earnings to fixed charges.  Please revise the registration statement to provide all disclosure required by Item 1010(c) of Regulation M—A.

Response:

We have reviewed the summarized financial information specified in Item 1010(c) of Regulation M—A and have added the following line items to the selected financial statements: “Gross profit from continuing operations” to “Income Statement Data” in the “Selected IFRS Historical Consolidated Financial Data of Novartis” on Page 26; “Gross profit” to “Income Statement Data” in the “Selected US GAAP Historical Consolidated Financial Data of Alcon” on Page 28; and “Gross profit” to “Income Statement Data in the “Selected Unaudited IFRS Pro Forma Condensed Combine Income Statement Data” on Page 29.

However, we respectfully submit that “ratio of earnings to fixed charges” is not required by Item 1010(c) of Regulation M—A in the context of this transaction.  Item 1010(c) of Regulation M—A cross-refers to the computation instructions of Item 503(d) of Regulation S—K, which provides such instructions only with respect to (i) the registration of debt securities and (ii) the registration of preference equity securities.  The present transaction involves neither (i) nor (ii).  Item 503(d), and by extension the requirement of Item 1010(c), are therefore inapplicable to an issuance of common equity securities as proposed in the present transaction.

Special Factors, page 31

Background of the Merger, page 31

11.                               Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting.  Please identify the advisors or other counsel and the members of management who were present at each meeting and the persons who initiated the meetings.  For example, revise to disclose:

•                                          details of discussions that occurred prior to January 3, 2010 amongst the Novartis Board and/or any advisors regarding the timing of the Second Stage Acquisition and the Board’s decision to seek full ownership of Alcon upon exercise of the call option;

Response:

We have complied with this comment.  See the fifth, sixth, seventh and eighth paragraphs under “Special Factors—Background of the Merger” beginning on Page 35.

•                                          when the decision was first made regarding the type of transaction best suited to accomplish the acquisition of the minority interest in Alcon and the reasons for the chosen structure;

Response:

We have complied with this comment.  See the sixth and ninth paragraphs under “Special Factors —Background of the Merger” on Page 35.

•                                          all discussions prior to January 3, 2010 amongst the Novartis Board and/or advisors regarding the appropriate means of valuing a minority squeeze out transaction and the valuation methods and valuation ranges considered with respect to Alcon;

Response:

We have complied with this comment.  See the tenth paragraph under “Special Factors—Background of the Merger” on Page 35, beginning with “The decision to…”.

•                                          when and how the fixed exchange ratio was chosen and whether there was a discussion amongst the Novartis Board of any ratio greater than the 2.8 exchange ratio proposed;

Response:

We have complied with this comment.  See the tenth paragraph under “Special Factors—Background of the Merger” on Page 35, beginning with “The decision to…”.

•                                          further details of discussions at each of the meetings held during February, March, April and May, 2010 involving the financial advisors to the Independent Committee and Novartis and/or the Independent Committee, in which the appropriate value per Alcon share was discussed;

Response:

We have complied with this comment.  See “Special Factors—Background of the Merger” on Page 42 for the paragraph beginning with “On February 16, 2010…”; Pages 42 and 43 for the paragraph beginning with “On March 24, 2010...”; Pages 43 and 44 for the paragraph beginning with “On April 29, 2010…”; Page 44 for the paragraph beginning with “On May 27, 2010…”; and Page 45 for the paragraph beginning with “On June 21, 2010…”.

•                                          details of any discussions amongst the filing parties and/or their advisors regarding relevant Swiss law and corporate governance considerations with respect to the proposed merger and the treatment of the minority shareholders (i.e., before and after the receipt of opinions from Professor Hans Caspar von der Crone and Professor Peter Nobel);

Response:

We have complied with this comment.  See the fifth sentence of the paragraph on Page 44 beginning with “On May 27, 2010…” and the second sentence of the paragraph on Page 45 beginning with “On June 21, 2010…” under “Special Factors—Background of the Merger”.  See also the discussion materials described in each paragraph, which are filed as Exhibit (c)(10) and Exhibit(c)(11) together with the Amended Schedule 13E-3.

•                                          the discussions amongst the Novartis parties regarding the need to change the merger consideration structure to include the contingent cash value amount; and

Response:

We have complied with this comment.  See Page 46 under “Special Factors—Background of the Merger” for the paragraph beginning with “Following the October 26 meeting...”.

•                                          material aspects of Swiss law applicable to the merger agreement discussed amongst the parties’ Swiss legal advisors at the December 3, 2010 meeting.

Response:

We have complied with this comment.  See Page 47 under “Special Factors—Background of the Merger” for the paragraph beginning with “On December 3, 2010...”.

12.                               Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  Please advise us of the consideration given to filing the opinions of Professors Caspar von der Crone and Nobel given what appears to be the nexus between the substance of their opinion and the current going private transaction.

Response:

Legal opinions are expressly excluded from the requirements of Item 1015:

We believe that the legal opinions of Professor von der Crone and Professor Nobel are not required to be filed in accordance with Item 1015 of Regulation M-A.  First, the opinions were legal opinions under Swiss law, and Item 1015 expressly excludes opinions of counsel from its scope:  “State whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction…” (emphasis added).

The legal opinions are not “materially related to the transaction”:

Second, we believe that the opinions are not “materially related to the transaction” because, given that the Independent Director Committee has recommended the transaction, they largely relate to issues that are now moot.  Unlike a financial advisor’s fairness opinion, which would have continuing relevance to a shareholder seeking to reach his or her own conclusion as to the fairness of the consideration, we see no obvious reason why the legal opinions would be relevant to the decision that will be before the Alcon shareholders, particularly under the facts of this transaction.  Whatever differences of opinion there may have been over the relative rights of the parties in the absence of an Independent Director Committee-recommended transaction are irrelevant in the current context.

13.                               Please see our comment above.  We note reference to materials shared between the financial advisors of the Independent Committee and Novartis at meetings held in February, March, April and May, 2010.  As noted in our prior comment, please revise to include a materially complete description of any such reports or materials and/or presentations, whether oral or written.  In addition, please file all relevant written materials as exhibits to the Schedule 13E-3.

Response:

We have complied with this comment.  See “Special Factors—Background of the Merger” on Page 42 for the paragraph beginning with “On February 16, 2010…”; Pages 42 and 43 for the paragraph beginning with “On March 24, 2010...”; Pages 43 and 44 for the paragraph beginning with “On April 29, 2010…”; Page 44 for the paragraph beginning with “On May 27, 2010…”; and Page 45 for the paragraph beginning with “On June 21, 2010…”.  See also Exhibit (c)(7), Exhibit (c)(8), Exhibit (c)(9), Exhibit (c)(10) and Exhibit(c)(11), each filed together with the Amended Schedule 13E-3.

Position of Novartis Regarding the Fairness of the Merger, page 51

14.                               As required by Item 1013(b) of Regulation M-A, please revise to disclose the alternatives to the current transaction that were considered by each filing party and the reasons for their rejection.

Response:

We have complied with this comment. Novartis did not consider alternative means to acquire the shares of the unaffiliated Alcon shareholders.  See the first full paragraph on Page 59 under “Special Factors—Position of Novartis Regarding Fairness of the Merger”.

15.                               While we note the viewpoints expressed by Novartis’ board in the January 3, 2010 letter, further supplement your disclosure to explain why Novartis decided to undertake the going private transaction at this time.

This comment applies also to Alcon’s disclosure.  Refer to Item 1013(c) of Regulation M-A.

Response:

We have complied with this comment.  See the seventh paragraph under “Special Factors—Background of the Merger” beginning on Page 34, as well as Page 61 for the bullet point item beginning with “The Alcon Board’s understanding…”.

16.                               Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable.  Further, the description must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages.  Please revise to include this disclosure.  See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

Response:

We have complied with this comment.  See Page 83 under the caption “Effect on the Interest of Novartis in the Net Book Value and Net Earnings of Alcon”.

17.                               Item 1014 of Regulation M-A requires the disclosure to include an assessment of the fairness of the transaction to unaffiliated shareholders.  The current disclosure under this heading references the filing party’s assessment of fairness to Minority Shareholders as opposed to unaffiliated shareholders.  Please revise accordingly.

Response:

We have complied with this comment.  See the references to unaffiliated Alcon shareholders on Pages 57 to 59 under “Special Factors—Position of Novartis Regarding Fairness of the Merger”; Pages 59 to 63 under “Special Factors—Alcon Reasons for the Merger; Recommendations of the Alcon Board as to the Fairness of the Merger”; and Pages 70 to 73 under “Special Factors—Recommendation of the Independent Director Committee”.

18.                               The recommendation and analysis by Novartis does not sufficiently address the procedural fairness considerations or explain in sufficient detail why certain factors were not considered.  For example, disclose why Novartis chose not to structure the transaction so that the merger would require approval of at least a majority of the unaffiliated security holders.  Refer to Item 1014(c) of Regulation M-A.  Further, similar to the disaggregated discussion provided by Alcon of the Board’s consideration of substantive and procedural fairness, expand and separately address Novartis’ consideration of other procedural safeguards implemented while structuring the deal.

Response:

We have complied with this comment.  See Page 58 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the paragraphs beginning with “Novartis also believes...” and ending in “a majority of unaffiliated Alcon shareholders”.

19.                               The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed.  See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).  While we note reference to the valuations methodologies used or considered by the various financial advisors, further discussion is warranted to clarify the parties’ conclusions regarding fairness.  For example, expand the discussion to address:

•                                          whether and if so, how, the Novartis Board considered the valuation of $181 per share paid to Nestle for Alcon shares in the Second Stage Acquisition;

Response:

We have complied with this comment.  See Page 57 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the first sentence of the paragraph beginning with “Novartis did not consider the per Alcon share price...”.

•                                          the consideration by Novartis of the premium paid for shares in prior squeeze out transactions involving Novartis;

Response:

We have complied with this comment.  See Page 57 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the second sentence of the paragraph beginning with “Novartis did not consider the per Alcon share price…”.

•                                          the Novartis and Alcon Boards’ consideration of premiums paid in comparable transactions;

Response:

We have complied with this comment.  See Page 57 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the third sentence of the paragraph beginning with “Novartis did not consider the per Alcon share price…”, as well as Page 60 under “Special Factors—Recommendation of the Alcon Board as to Fairness of the Merger” for the bullet point item beginning with “the fact that the Merger Consideration valued at $168…” and ending in “in other comparable transactions”.

•                                          Novartis’ consideration of the upper end of the range of trading prices for the 52 weeks ended December 13, 2010 considered by Credit Suisse; and,

Response:

We have complied with this comment.  See Page 57 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the paragraph beginning with “In reaching its conclusion…”.

•                                          the various other analyses of Credit Suisse which included per share prices and valuations in excess of the $168.

Response:

We have complied with this comment.  See Page 57 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the paragraph beginning with “In reaching its conclusion…”.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative.  See General Instruction E to Schedule 13E-3.

Response:

We acknowledge the comment above.

20.                               Note that if a filing party has based its fairness determination on the analyses of factors undertaken by others (e.g., by the financial advisors and/or Independent Committee), the filing party must expressly adopt such analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014(b) of Regulation M-A.  Refer to Question Nos. 20 & 21 of Exchange Act Release No. 34-17719 (April 13, 1981).  As such, revise to disclose whether Novartis expressly adopted the Credit Suisse discussion commencing on page 43 or any other portion of an analyses undertaken by another party.  If not, please revise to address each of the factors listed in paragraphs (c), (d), and (e) and Instruction 2 to Item 1014.  We note for example, the absence of a discussion regarding the going concern value or the purchase price paid in recent transactions involving Alcon shares.

Response:

We have complied with this comment.  Novartis expressly adopted the conclusions and analyses of Credit Suisse.  See Page 57 under “Special Factors—Position of Novartis Regarding Fairness of the Merger” for the paragraph beginning with “In reaching its conclusion...”.

21.                               We note the reference to the multiple of 20 times Alcon’s 2011 earnings based on IBES consensus estimates.  Please supplement your disclosure to provide further context to this statement.  For example, clarify how such estimates were produced and whether the 2011 earnings projections used to produce the estimates were approved or agreed upon by the Independent Committee or Alcon Board as being representative of projected 2011 earnings.

Response:

We have deleted the disclosure referred to in the Staff’s comment which, upon further reflection, was not material to the analyses of Novartis.

Forward Looking Statements, page 89

22.                               Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.  Please revise this section accordingly.  Additionally, revise to include disclosure stating that the safe harbor provisions in the 20-F incorporated by reference into the registration statement do not apply to any forward-looking statements the company makes in connection with the going private transaction.

Response:

We have removed the reference to the Private Securities Litigation Reform Act of 2005 (the “PSLRA”) from Page 97 under “Forward-Looking Statements”.  We note that Exchange Act Section 21E(b)(1)(E) makes unavailable the safe harbor for forward-looking statements “made in connection with a going private transaction”.  We respectively submit that, following deletion of this reference, we are no longer claiming protection under the safe harbor provision in connection with this going private transaction.  The statements in Novartis AG’s Annual Report on Form 20-F for the year ended December 31, 2010 were not “made in connection with the going private transaction” and therefore should not be a required subject of a separate disclosure in the registration statement disclaiming any protection under the PSLRA for “forward-looking statements” made therein.

The Extraordinary General Meeting of Alcon Shareholders, page 90

23.                               Notwithstanding the limitations on enforcement of United States laws, please revise to clarify to state, if true, that a vote with respect to the discharge for purposes of Swiss law would not preclude securityholders from asserting claims against the directors and officers under US federal securities laws.

Response:

We have complied with this comment.  See Page 99 under “The Annual General Meeting of Alcon Shareholders—Item 3—Explanations” for the paragraph beginning with “Under Swiss statutory law...”.

The Merger Agreement and the Merger, page 93

The Merger Consideration, page 93

24.                               Please revise to provide illustrative tabular disclosure showing a reasonable range of prices for Novartis shares to demonstrate to shareholders the possible merger consideration outcomes receivable.

Response:

We have complied with this comment.  See Page 4 and Page 105 for a table titled “Hypothetical Merger Consideration per Alcon share”.

Comparison of Rights of Novartis and Alcon Shareholders, page 141

25.                               You disclose that the “identification of specific differences is not intended to indicate that other equally or more significant differences do not exist” and that the summary provided “is not intended to be complete or to identify all differences that may, under given situations, be material to current Alcon shareholders.” We refer to paragraph 4 of Item 4 of Form F-4 and remind you that the disclosure to shareholders should contain a complete and accurate description of all material differences.  Please revise to remove the implication that your disclosure is incomplete and/or supplement your disclosure as may be appropriate.

Response:

We have complied with this comment.  See Page 160 under “Comparison of Rights of Novartis and Alcon Shareholders” for the paragraph beginning with “The rights of Alcon...” for the relevant deletion.

Incorporation of Documents by Reference, page 143

26.                               Please refer to the first paragraph under this heading and disclosure on page 145.  Neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future.  Rather, you must specifically amend your document to specifically list any such filings.  Please revise.

Response:

We have revised the disclosure on Pages 162 and 163 under “Incorporation of Certain Documents by Reference” to specifically exclude “forward incorporation” of documents to be filed in the future with respect to Schedule 13E-3.  We will amend the Schedule 13E-3 to specifically list any filings in the future pursuant to the requirements under Rule 13e-3.  We note that 11(b) of Form F-4 requires a statement regarding forward incorporation with respect to the registration statement.

*              *              *

Each filing person acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each filing person from its full responsibility of the adequacy and accuracy of the disclosure in the filing; and

•                  the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 610-6366 should you require further information or have any questions.

Sincerely,

/s/ Eric S. Shube
Eric S. Shube